SECOND AMENDMENT TO

AMENDED AND RESTATED ADVISORY AGREEMENT

WHEREAS, Schwartz Investment Trust, an Ohio business trust (the "Trust"), on behalf of the Ave Maria Value Fund (the “Fund”), formerly the Ave Maria Catholic Values Fund, and Schwartz Investment Counsel, Inc., a Michigan corporation (the "Adviser"), have entered into a Second Amendment dated as of May 1, 2021 to the Amended and Restated Advisory Agreement, dated as of May 1, 2010 (the "Agreement");

WHEREAS, the parties agree to amend the Agreement;

NOW, THEREFORE, effective May 1, 2021, the Trust, on behalf of the Fund, and the Adviser, agree to amend the Agreement as follows:

1.	Section 10 of the Agreement is hereby amended to read as follows:

10. Fees for Services. For all of the services to be rendered and payments made as provided in this Agreement, the Fund will pay the Adviser a fee, computed and accrued daily and paid quarterly, at the annual rate of 0.75% of the Fund’s average daily net assets. If the Adviser serves as investment adviser for less than the whole of any period specified in this Section 10, the compensation to the Adviser shall be prorated. For purposes of calculating the Adviser's fee, the daily value of the Fund's net assets shall be computed by the same method as the Trust uses to compute the net asset value of that Fund.

2.	Excepted as amended hereby, the Agreement shall remain in full force and effect.

Executed this 1st day of May 2021.

SCHWARTZ INVESTMENT COUNSEL, INC.

By: /s/ George P. Schwartz

George P. Schwartz

Chairman and Chief Executive Officer

SCHWARTZ INVESTMENT TRUST

By: /s/ George P. Schwartz

George P. Schwartz

Chairman and President